KIRKLAND LAKE GOLD LTD.

NOTICE OF CHANGE IN CORPORATE STRUCTURE
PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

1.	Names of the Parties to the Transaction:

Kirkland Lake Gold Ltd. (“KL Gold”) (formerly Newmarket Gold Inc. (“Newmarket”)
Kirkland Lake Gold Inc. (“Kirkland Lake Gold”)

2.	Description of the Transaction:

Pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act (the “Arrangement”) between Kirkland Lake Gold and Newmarket, Kirkland Lake Gold became a wholly-owned subsidiary of Newmarket. Effective upon completion of the Arrangement, Newmarket was renamed “Kirkland Lake Gold Ltd.” and completed a consolidation (the “Consolidation”) of its shares on the basis of 0.475 post- Consolidation shares for each one pre-Consolidation share. KL Gold issued approximately 117,505,144 KL Gold shares on a post-Consolidation basis (“KL Gold Shares”) under the Arrangement to former Kirkland Lake Gold shareholders as consideration for their Kirkland Lake Gold shares.

The shareholders of Newmarket approved, among other things, the issuance of shares in connection with the Arrangement, the Consolidation and the change of Newmarket’s name to “Kirkland Lake Gold Ltd.” at a special meeting held on tNovember 25, 2016.

It is anticipated that the KL Gold Shares will commence trading on the Toronto Stock Exchange (“TSX”) on a consolidated basis on December 6, 2016 under the new symbol “KL”. Until such date, the KL Gold Shares are trading on a non-consolidated basis under Newmarket’s symbol “NMI”.

Full details of the Arrangement and certain other matters are set out in the joint management information circular of KL Gold and Kirkland Lake Gold dated October 28, 2016 (the "Information Circular"). A copy of the Information Circular can be found under Newmarket (now KL Gold) and Kirkland Lake Gold’s respective profiles on SEDAR at www.sedar.com.

3.	Effective Date of the Transaction:

November 30, 2016

4.	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity:

KL Gold and Kirkland Lake Gold both continue to be Reporting Issuers in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland.

5.	Date of Notice:

December 2, 2016